UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*

OceanPal Inc.
(Name of Issuer)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
Y6430L202
(CUSIP Number)
November 29, 2023
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)
[X] Rule 13d-1(c)
[_] Rule 13d-1(d)
__________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y6430L202

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Simeon Palios

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

526,068

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

526,068

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

526,068

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.6%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No.	Y6430L202

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Taracan Investments S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

506,402

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

506,402

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

506,402

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.35%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.	Y6430L202

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Limon Compania Financiera S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

19,666

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

19,666

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,666

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.25%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.	Y6430L202

Item 1.	(a).	Name of Issuer:

OceanPal Inc.

	(b).	Address of issuer’s principal executive offices:

Pendelis 26, 175 64 Palaio Faliro, Athens, Greece

Item 2.	(a).	Name of person filing:

Mr. Simeon Palios (“Palios”) Taracan Investments S.A. (“Taracan”) Limon Compania Financiera S.A. (“Limon Compania”, together with Palios and Taracan, the “Reporting Persons”)

	(b).	Address or principal business office or, if none, residence:

The principal business address of each filer is: c/o Pendelis 16, 175 64 Palaio Faliro, Athens, Greece

	(c).	Citizenship:

Greece Republic of the Marshall Islands

	(d).	Title of class of securities:

Common Stock

	(e).	CUSIP No.:

Y6430L202

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1. Palios indirectly, through the other Reporting Persons, may be deemed to beneficially own 526,068 shares of Common Stock as the result of his ability to control the vote and disposition of such other Reporting Persons, representing 6.6% the Issuer’s issued and outstanding shares.

	(a)	Amount beneficially owned:

Mr. Simeon Palios	526,068
Taracan Investments S.A	506,402
Limon Compania Financiera S.A.	19,666

(b)	Percent of class:

Mr. Simeon Palios	6.6%
Taracan Investments S.A	6.35%
Limon Compania Financiera S.A.	0.25%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote

		Mr. Simeon Palios	0
		Taracan Investments S.A.	0
		Limon Compania Financiera S.A.	0

	(ii)	Shared power to vote or to direct the vote

		Mr. Simeon Palios	526,068
		Taracan Investments S.A	506,402
		Limon Compania Financiera S.A.	19,666

	(iii)	Sole power to dispose or to direct the disposition of

		Mr. Simeon Palios	0
		Taracan Investments S.A.	0
		Limon Compania Financiera S.A.	0

	(iv)	Shared power to dispose or to direct the disposition of

		Mr. Simeon Palios	526,068
		Taracan Investments S.A.	506,402
		Limon Compania Financiera S.A.	19,666

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 8, 2023
(Date)

Taracan Investments S.A.

By

/s/ Simeon Palios
Simeon Palios
Principal

Limon Compania Financiera S.A.

By

/s/ Simeon Palios
Simeon Palios
Principal

/s/ Simeon Palios
Simeon Palios

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13G, dated December 8, 2023, and any amendment hereto, relating to the Common Stock par value $0.01 of Diana Shipping Inc. shall be filed on behalf of the undersigned.

December 8, 2023
(Date)

Taracan Investments S.A.

By

/s/ Simeon Palios
Simeon Palios
Principal

Limon Compania Financiera S.A.

By

/s/ Simeon Palios
Simeon Palios
Principal

/s/ Simeon Palios
Simeon Palios